ENERFLEX LTD. ANNOUNCES CONTRACT AWARD FOR LARGE-SCALE DATA CENTER DEVELOPMENT

NEWS RELEASE

CALGARY, Alberta, October 1, 2026 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) today announces the award of a major Engineered Systems (“ES”) project. The Company has been contracted to design, engineer, fabricate, and assemble approximately 450 megawatts of behind-the-meter natural gas-fired power generation units for a North American data center developer.

The project will be executed through Enerflex's North American manufacturing operations with deliveries scheduled to commence in 2027 and be completed in 2028.

To support this award and expected growth across Enerflex’s core markets, the Company is investing in expanding the capabilities of its ES business line. Included in Enerflex’s capital expenditure guidance for 2026 is PP&E and infrastructure investments of approximately $15 million to support the Company’s ES business line and activity in adjacent markets, including electric power generation. Enerflex has also authorized approximately $85 million of investments in its ES facilities and capabilities, the majority of which is expected to be incurred during 2027. These investments, combined with on-going initiatives to enhance collaboration, leverage scale, improve operational efficiency, and solidify capabilities, are expected to significantly increase revenue capacity of Enerflex’s ES business line. The Company expects to provide further updates regarding its 2026 capital program with the release of Q3/26 financial and operational results.

Paul Mahoney, Enerflex's President and Chief Executive Officer, commented: “This award leverages Enerflex's unique capabilities in providing an integrated design, engineering, full scale fabrication, and project execution solution for behind-the-meter power generation projects. The demand for reliable, prime power that does not require grid connection, supporting Artificial Intelligence and digital infrastructure development continues to grow. Building on more than four decades of power generation experience, Enerflex is well positioned to execute a wide range of power generation projects and convert our opportunity pipeline, that continues to exceed 2 GW, into meaningful commercial awards.”

In addition to the initial equipment scope, this award provides opportunities for future commissioning, installation, and after-market services support including digital solutions through Enerflex’s ReliaCoreTM asset performance ecosystem, aligning with Enerflex’s commercial capabilities to support the full cycle requirements of behind-the-meter power generation development.

ADVISORY REGARDING FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” (and together with “forward-looking information”, “FLI”) within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are FLI. The use of any of the words “anticipate”, “believe”, “could”, “expect”, “future”, “may”, “potential”, “should”, “will”, and similar expressions, (including negatives thereof) are intended to identify FLI.

In particular, this news release includes (without limitation) FLI pertaining to: (i) the expected growth across Enerflex’s core markets; (ii) the Company’s 2026 guidance, including PP&E and infrastructure investments of approximately $15 million, to support the Company’s Engineered Systems business and activity in adjacent markets, including electric power generation; (iii) expectations that the majority of additional investments in our ES capabilities will be incurred in 2027, if at all; (iv) expectations pertaining to increases in revenue capacity of Enerflex’s Engineered Systems business; (v) expectations, and the timing associated with, the Company providing further updates regarding its 2026 capital program; (vi) the ability of the Company to capitalize and convert its opportunity pipeline into meaningful commercial awards, the terms and conditions of such awards, and the timing associated therewith, if at all; and (vii) the ability of the Company to capitalize on opportunities associated with the project including commissioning, installation, and after-market services support including digital solutions through Enerflex’s ReliaCore asset performance ecosystem, and the timing of such opportunities, if at all.

FLI reflect management's current beliefs and assumptions with respect to such things as the impact of general economic conditions; commodity prices; the markets in which Enerflex's products and services are used; general industry conditions, forecasts, and trends; changes to, and introduction of new, governmental regulations, laws, and income taxes; increased competition; availability of qualified personnel; political unrest and geopolitical conditions; and other factors, many of which are beyond the control of Enerflex. More specifically, Enerflex’s expectations in respect of its FLI are based on a number of assumptions, estimates, and projections developed based on past experience and anticipated trends, including but not limited to: (i) the project proceeding in accordance with the terms of the applicable contract, including expected scope, timing, and customer performance obligations; (ii) deliveries to commence in 2027 and to be completed in 2028 as currently scheduled; (iii) demand for behind-the-meter power generation solutions, including demand associated with data center and digital infrastructure development, remaining consistent with current expectations; (iv) Enerflex's ability to execute the project utilizing its existing and expanded manufacturing capabilities and supply chain resources; (v) the availability of labour, equipment, components, and transportation services on commercially reasonable terms; (vi) capital expenditures and other investments being completed substantially in accordance with the Company's current plans, timelines, and cost estimates; (vii) the Company's ability to realize anticipated operational efficiencies, increased manufacturing capacity, and revenue opportunities resulting from such investments; (viii) general economic, market, and industry conditions remaining substantially consistent with current expectations; and (ix) the Company's ability to secure and execute future opportunities for commissioning, installation, and after-market services including digital solutions associated with the project.

As a result of the foregoing, actual results, performance, or achievements of Enerflex could differ and such differences could be material from those expressed in, or implied by, the FLI. The principal risks, uncertainties and other factors affecting Enerflex and its business are identified under the heading "Risk Factors" in: (i) Enerflex's Annual Information Form for the year ended December 31, 2025, dated February 25, 2026; (ii) the Company’s MD&A as at June 30, 2026; and (iii) in other filings with Canadian securities regulators and the SEC, copies of which are available under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively. Other unpredictable or unknown factors not discussed in this news release could have material adverse effects on the actual results, performance, or achievements of Enerflex expressed in, or implied by, the FLI.

The FLI included in this news release are made as of the date of this news release and are based on the information available to the Company at such time and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any FLI, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

ABOUT ENERFLEX

Enerflex is a leading provider of modular natural gas, power, and treated water technology solutions, delivering value through disciplined execution and a deliberate approach to where we compete. Our customer-focused delivery model supports operational excellence, innovation, and scalability across our global footprint with a focus on creating long-term shareholder value.

With approximately 4,500 engineers, manufacturers, technicians, professionals, and innovators, Enerflex is bound together by a shared vision: Transforming Energy for a Sustainable Future. The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the world’s energy needs.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

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For investor and media enquiries, contact:

Paul Mahoney

President and Chief Executive Officer

E-mail: PMahoney@enerflex.com

Preet S. Dhindsa

Senior Vice President and Chief Financial Officer

E-mail: PDhindsa@enerflex.com

Jeff Fetterly

Vice President, Corporate Development and Capital Markets

E-mail: JFetterly@enerflex.com

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